UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Amendment No. 1)

(Rule 13d-102)

Under the Securities Exchange Act of 1934

ObsEva SA

(Name of Issuer)

Common Stock

(Title of Class of Securities)

H5861P103

(CUSIP number)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H5861P103	13G/A	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ares Trading S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,949,303
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,949,303
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,949,303
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	The record holder of the 1,949,303 common shares covered by this Schedule 13G is Ares Trading S.A.

Ares Trading S.A. is a wholly owned subsidiary of Merck Serono S.A.

Merck Serono S.A. is a wholly owned subsidiary of Merck KGaA.

Merck KGaA is a publicly traded company (Frankfurt Stock Exchange, DAX 30).

Merck Serono S.A. and Merck KGaA may be deemed to possess sole voting and dispositive power with respect to the 1,949,303 common shares held of record by Ares Trading S.A.

(2)	This percentage is based upon 37,131,262 common shares outstanding as reported in the Issuer’s Current Report on Form 6-K containing the financial statements for the period ended September 30, 2017, filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2017.

CUSIP No. H5861P103	13G/A	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Merck Serono S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,949,303
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,949,303
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,949,303
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	The record holder of the 1,949,303 common shares covered by this Schedule 13G is Ares Trading S.A.

Ares Trading S.A. is a wholly owned subsidiary of Merck Serono S.A.

Merck Serono S.A. is a wholly owned subsidiary of Merck KGaA.

Merck KGaA is a publicly traded company (Frankfurt Stock Exchange, DAX 30).

Merck Serono S.A. and Merck KGaA may be deemed to possess sole voting and dispositive power with respect to the 1,949,303 common shares held of record by Ares Trading S.A.

(2)	This percentage is based upon 37,131,262 common shares outstanding as reported in the Issuer’s Current Report on Form 6-K containing the financial statements for the period ended September 30, 2017, filed with the SEC on November 14, 2017.

CUSIP No. H5861P103	13G/A	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Merck KGaA
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,949,303
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,949,303
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,949,303
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	The record holder of the 1,949,303 common shares covered by this Schedule 13G is Ares Trading S.A.

Ares Trading S.A. is a wholly owned subsidiary of Merck Serono S.A.

Merck Serono S.A. is a wholly owned subsidiary of Merck KGaA.

Merck KGaA is a publicly traded company (Frankfurt Stock Exchange, DAX 30).

Merck Serono S.A. and Merck KGaA may be deemed to possess sole voting and dispositive power with respect to the 1,949,303 common shares held of record by Ares Trading S.A.

(2)	This percentage is based upon 37,131,262 common shares outstanding as reported in the Issuer’s Current Report on Form 6-K containing the financial statements for the period ended September 30, 2017 filed with the SEC on November 14, 2017.

CUSIP No. H5861P103	13G/A	Page 5 of 9 Pages

Item 1.

(a)	Name of Issuer ObsEva SA (the “Company”).

(b)	Address of Issuer’s Principal Executive Offices Chemin des Aulx, 12 1228 Plan-les-Ouates Geneva, Switzerland

Item 2.

(a)

Names of Persons Filing

This Schedule 13G/A is being filed by each of Ares Trading S.A., Merck Serono S.A., and Merck KGaA (each, a “Reporting Person” and together, the “Reporting Persons”). This Schedule 13G/A amends and supplements the existing Schedule 13G on file. Except as specifically amended by this Schedule 13G/A, the Schedule 13G on file with the Securities and Exchange Commission, as amended, is unchanged.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which was filed with the existing Schedule 13G on file as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G/A jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended.

(b)

Address of the Principal Office or, if none, residence
Ares Trading S.A.: Zone Industrielle de l’Ouriettaz, 1170 Aubonne, Switzerland.

Merck Serono S.A.: Zone Industrielle, 1267 Coinsins, Switzerland.

Merck KGaA: Frankfurter Strasse 250, 64293 Darmstadt, Germany.

(c)	Citizenship The Reporting Persons Ares Trading SA and Merck Serono SA are organized in Switzerland. The Reporting Person Merck KGaA is organized in Germany.

(d)	Title of Class of Securities Common Stock, par value $0.001 per share.

(e)	CUSIP Number H5861P103

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act ( 15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act ( 15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 ( 15 U.S.C 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 ( 15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

CUSIP No. H5861P103	13G/A	Page 6 of 9 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,949,303 (1)(2)(4)

(b)	Percent of class: 5.2% (3)(4)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 1,949,303 (1)(2)(4).

	(ii)	Shared power to vote or to direct the vote: 0.

	(iii)	Sole power to dispose or to direct the disposition of: 1,949,303 (1)(2)(4).

(iv)	Shared power to dispose or to direct the disposition of: 0.

Notes:

(1)	The above shareholdings relate to the amounts owned as of December

(2)	The record holder of the 1,949,303 common shares covered by this Schedule 13G is Ares Trading S.A.

Ares Trading S.A. is a wholly owned subsidiary of Merck Serono S.A.

Merck Serono S.A. is a wholly owned subsidiary of Merck KGaA.

Merck KGaA is a publicly traded company (Frankfurt Stock Exchange, DAX 30).

Merck Serono S.A. and Merck KGaA may be deemed to possess sole voting and dispositive power with respect to the 1,949,303 common shares held of record by Ares Trading S.A.

(3)	This percentage is based upon 37,131,262 common shares outstanding as reported in the Issuer’s Current Report on Form 6-K containing the financial statements for the period ended September 30, 2017 filed with the SEC on November 14, 2017.

(4)	Subsequent to December 31, 2017, but prior to the filing of this Schedule 13G/A, the reporting persons disposed of additional common shares of the Issuer, such that, after such disposal, the reporting persons ceased to be the beneficial owner of more than five percent of the common shares.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

CUSIP No. H5861P103	13G/A	Page 7 of 9 Pages

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.  Identification and Classification of Members of the Group.

N/A

Item 9.  Notice of Dissolution of Group.

N/A

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. H5861P103	13G/A	Page 8 of 9 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 17, 2018		January 17, 2018

ARES TRADING S.A.		ARES TRADING S.A.

By:	/s/ Luigia Bocola	By:	/s/ Cedric Hyde
	Name: Luigia Bocola		Name: Cedric Hyde
	Title: Finance Manager / Authorized Representative		Title: CFO / Authorized Representative

January 17, 2018		January 17, 2018

MERCK SERONO S.A.		MERCK SERONO S.A.

By:	/s/ Luigia Bocola	By:	/s/ Cedric Hyde
	Name: Luigia Bocola		Name: Cedric Hyde
	Title: Finance Manager / Authorized Representative		Title: CFO / Authorized Representative

January 17, 2018		January 17, 2018

MERCK KGaA		MERCK KGaA

By:	/s/ Rando Bruns	By:	/s/ Dr. Marco Rau, LL.M.
	Name: Rando Bruns		Name: Dr. Marco Rau, LL.M.
	Title: Head of Treasury		Title: Head of Legal Team Strategy and Transformation

CUSIP No. H5861P103	13G/A	Page 9 of 9 Pages

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filing Agreement among the parties regarding filing of Schedule 13G and any amendments thereto, dated October 26th, 2017 (incorporated by reference to Exhibit 99.1 to the reporting person’s Schedule 13G filed on October 26, 2017, File No. 005-89794).